INVEST IN **E'LEKTRIK, INC.**

A modular energy storage system comprises hot-swappable and interchangeable battery modules



elektrikmotors.com Bridgeport, CT

Minority Founder

Highlights

1. Government investments in renewable energy.
2. Components of the system can be replaced as electric energy flows into and out of the cabinet and battery pack.
3. Multiple battery modules for increased performance and reliability.
4. Modular design and interchangeable battery modules allow sizing on-demand to scale in increments to different sizes.
5. Add battery modules without powering down the system.
6. All-modular for system resilience: Fast - Dispatchable Assets Variable - Controllable Supplies.
7. Emergency Preparedness, Flexibility, and Continuity Remote Site Emergency Supply Back-Up.
8. Components of the system that can be interchanged are replaceable.

Featured Investor

Medgine Colin Follow
Syndicate Lead

Invested $4,400

"e'Lektrik, Inc. is a 100% minority and veteran-owned corporation. Pierre-Richard Presna, the company's CEO, is also the author of the patent application for this technology and several others. Mr. Presna is a close friend with a brilliant mind, critical thinking skills, and an excellent capacity for problem-solving.

There is a growing need for modular Long-Duration Energy Storage (LDES) systems that can adapt to the dynamic nature of renewable energy generation. Non-modular systems are static, resulting in energy waste and destabilizing the grid. To address this issue, e'Lektrik is focused on innovation and developing customer-centric products to reduce the current challenges of sustainable energy and solve problems for the general population. Their technology concept aims to design and create products that can help achieve this goal."

Our Founder



Pierre Richard Presna Founder/CEO

Over 18 years in the Information Technology industry and as a long-time entrepreneur, the founding of this company is one of my most significant accomplishments.

Renewable energy integration costs. Energy storage systems (ESS) lack holistic designs and standard interfaces. Renewable energy operational complexity with energy storage systems (ESS). Technical factors such as system portability for on-demand energy and component size. Utility grid-reliant EV Infrastructures.

Pitch


e'Lektrik
e'Lektric, Inc.
Welcome

The Problem

- Renewable energy integration costs
- Energy storage systems (ESS) lack of holistic designs and standard interfaces
- Renewable energy operational complexity with energy storage systems (ESS)
- Technical factors such as system portability for on-demand energy and component size
- Utility grid-reliant EV Infrastructures

e'Lektrik e'Lektrik, Inc

The Solution

AN ALL-MODULAR ENERGY STORAGE SYSTEM

- Pull-out battery drawer and trays



- Interchangeability of battery trays between cabinets
- The battery drawer system allows for the upgrade of individual modules and or parts as needed without replacing the battery pack or storage cabinet
- Hot-swappable and interchangeable battery trays and modules
- Easy maintenance and module upgrade
- Multiple battery modules to increase performance and reliability
- Eliminate the need to disassemble and reassemble battery packs for reuse at second life



VISION AND VALUE PROPOSITION

e'Lektrik will design, develop, and deliver an affordable system to increase everyone's access and availability to clean energy and optimize distributed energy resources for renewable energy generation with energy storage capabilities.



Features and Benefits


Utility grid support
Commercial and industrial (C&I) facilities
Residential energy storage
Stackable battery packs for sizing on-demand; providers can dispatch energy storage components and modules to assemble systems onsite incrementally
Modular stack system allows for individual modules and parts to be upgraded without replacing the battery pack or storage cabinet.
Battery tray is isolated. Electric energy does not flow between any two individual battery trays selected from the battery packs
Pull-out battery drawer
Energy Storage System
ALL-MODULAR FOR SYSTEM RESILIENCE
Modular storage cabinets. The battery tray and cabinet is a rechargeable and hot swappable structure. By rechargeable structure, it is meant that the chemical potential energy can be renewed. By hot-swappable, it is meant that the components of the battery pack and cabinet can be replaced as electric energy is flowing into and out of the battery pack and cabinet.
Battery cell is self-contained in a battery cell storage drawer.
Collection of individual battery modules with a stack of individual battery cells
Multiple battery modules to increase performance and reliability


Stackable battery packs
Modular stack system
5
4
1
Battery tray
Modular storage cabinets
3
Battery cell
2
Multiple battery modules
Individual cell management
Collection of individual battery modules

3D Printed Concepts







Battery Slide Drawer Frame | Battery Module Trays / Open Drawer | Battery Module Trays / Closed Drawer



Battery Module Trays with Cover



Battery Module Trays no Cover



Battery Module Tray Battery Cover

Social and Environmental Benefits


Out to grid
Rooftop Photovoltaics (PV)
To vehicle


EV public charging station
Out to grid

RESIDENTIAL, COMMERCIAL & INDUSTRIAL, MOBILE/TRANSPORTABLE LDS

Low-cost charging for multi-family, underground, and public parking.

Reduce grid impact for home and public fast charging.

Promote sustainability for effective climate change-related planning and management in developed countries and small islands.

"ENERGY-AS-A-SERVICE" CUSTOMER ENERGY STORAGE SYSTEMS, MICROGRIDS, AND ENERGY MANAGEMENT PLATFORMS


Solar Energy Storage Community Program
Deploy batteries or cabinet modules from off-site charging facility
Community

Community solar serves low- to moderate-income households and benefits households with high energy burdens.

OFF-GRID, ISOLATED ENERGY SOLUTIONS

Utility-scale long-duration storage (LDS)

Charging stations availability

Reduce the need to invest in new electricity generation and transmission infrastructure

Reduced electricity price

Energy continuity

Reduce power outage time and lost sales

Reduce greenhouse gas (GHG) emissions and other pollutants

PORTABILITY AND FLEXIBILITY

Providers can dispatch energy storage resources to increase utility infrastructure performance and reliability.

Owners can charge and put any number of battery modules in storage when making emergency preparedness plans.

Market Opportunity

ENERGY STORAGE

According to Precedence Research, the global energy storage systems market size is projected to surpass around US$435.32 billion by 2030 and growing at a CAGR of 8.4% from 2022 to 2030. The global energy storage systems market size was valued at US$ 210.92 billion in 2021.

Utility grid support
Commercial and Industrial (C&I) facilities
Residential energy storage

TARGET MARKET

"Energy-as-a-service"
Customer energy storage systems
Microgrids and energy management platforms
Renewable energy integration: Solar, Wind, or Hydro
Solar+Energy storage community program
Off-grid utility services
Electric vehicle manufacturers (Air, Land, and Aquatic)


TAM
$436B
SAM
$211B
TARGET MARKET
$80B
MARKET SHARE
$800M

The Competition

01 TESLA	02 BYD	03 HOMEGRID	04 NIO
Renewable energy supply Fast charging	Renewable energy supply	Renewable energy supply Stackd Series	Battery swapping Renewable energy supply Fast charging

Competitive Advantages

Our Difference

- All-Modular stack design
- Hot-swappable circuits and interchangeability of modules between all of our product



- Storage cabinets with pull-out battery drawers and trays
- Regenerative circuit
- Interchangeability between various applications to promote battery reuse to reduce battery waste
- Individual modules and cell compartments provide ease of service and a simple way to upgrade modules



Business Model

PRICING STRATEGY

Subscription revenue, one-time payment, hardware leasing, etc.

Product licensing

"Plug-and-play" or "Energy-as-a-Service" customer energy storage systems and microgrids

PARTNERSHIPS

Automotive manufacturers

Electricity supply companies

Federal, state, and local municipalities

INNOVATIONS

Future products and services


End-of-Life
Second Life
First Use

Special purpose vehicles (e.g., golf carts, autonomous delivery & taxi shuttles, airport ground and shuttle transport), farming, automotive sport, and construction vehicles that are constantly on-site during operation.

Go-to-Market

01 e'Lektrik, Inc. will communicate with customers through social media, our website, television, radio, and trade show targeted to the energy market.

02 We will build our reputation with vendors and other manufacturers to continue being a leader in customer satisfaction.

Milestones

NOVEMBER 2021

Produced our first battery tray and modules concept.



MAY 2022

e'Lektrik was selected to participate in the 2022 Future of Energy Challenge (Net Impact Accelerator Programme)

HERE

JANUARY 2022

e'Lektrik, Inc. became a member of the National Community Solar Partnership (NCSP).

AUGUST 2022

e'Lektrik completed the 2022 Future of Energy Challenge (Net Impact Accelerator Programme).


Certificate of Completion

PRODUCT ROADMAP

PHASE I

Software - R&D, design, and development of our energy management system using visual simulation models to establish and determine concept feasibility.



PHASE II

Hardware & Software - R&D, design and develop all-modular energy storage system integrating our energy management system for energy storage integrated renewable energy for wind, solar, and hydro.





Financials

Key Metrics

	Partners	Orders	Gross Revenue	Net Revenue
2021	0	0	$0	$0

Projection by Year


$3.00M



2022
$2.00M
$1.00M
$0.00
$-1.00M
$-2.00M
2023
2024
2025
2026
2027
e'Lektrik
e'Lektrik, Inc.

Forward-looking projections are not guaranteed.



Team
PIERRE-RICHARD PRESNA
FOUNDER / CEO
e'Lektrik
e'Lektrik, Inc.



The Investment
We're seeking 12 months of financing for R&D and prototype design and development. We anticipate hitting all the milestones for our next round within 12 months.
USE OF FUNDS
Wefunder fees
7.5%
Marketing
2.0%
Miscellaneous & Working Capital Reserve
2.5%
Operating Cost: Administration, Legal, Engineering, Finance, and Human Resources
28.0%
Research & Development
60.0%
e'Lektrik
e'Lektrik, Inc.



Thank you
e'Lektrik
e'Lektrik, Inc.

Downloads

[Battery Drawer with Modules.jpg]

Drawer frame.jpg

Drawer frame.jpg

Open battery drawer.jpg

trayModules.jpg

trayModulesCover.jpg